Mail Stop 4561

March 9, 2007

VIA USMAIL and FAX (818) 610 - 0313

Mr. Allen E. Kahn
Chief Executive Officer
Concierge Technologies, Inc.
22048 Sherman Way, Suite 301
Canoga Park, California 91303

   Re: **Concierge Technologies, Inc.**
       Form 10-KSB for the year ended 6/30/2006
       Filed on 10/13/2006
       File No. 000-29913

Dear Mr. Allen E. Kahn:

   We have reviewed your response letter dated February 27, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006

Financial Statements and Notes

Report Of Independent Registered Accounting Firm, page 12

1. We have read your response to comment one. Although the first paragraph references the two year period ended June 30, 2006, the third paragraph where your auditors provide their opinion does not include reference to the period ended June 30, 2005. Please amend your filing to include an audit opinion where your auditors opine on the 2005 consolidated statement of operations and cash flows.

Item 8A. Controls and Procedures

2.   We have read your response to comment three.   In future filings, please include a statement that you have concluded that the disclosure controls and procedures are effective at the reasonable assurance level.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

                                        Sincerely,

                                        Jorge Bonilla
                                        Senior Staff Accountant